Exhibit (d)(2)

August 13, 2021

CONFIDENTIAL

Baris Oran
GXO Logistics, Inc.
Two American Lane
Greenwich, CT 06831

Dear Baris:

Your company (referred to as “you” or “your,” as appropriate) advised us that you are interested in exploring a possible negotiated transaction involving PFSweb, Inc. and/or its subsidiaries, who will be collectively referred to herein as the “Company” (such possible business relationship between you and the Company, the “Business Relationship”). In that connection, you have requested certain non-public oral and written (both hard copy and electronic) information concerning the Company from officers, directors, employees or agents of the Company and Raymond James & Associates, Inc. (“Raymond James”), a financial advisor of the Company on this matter. All such information furnished to you and your Representatives (as defined below) on or after the date of this agreement, irrespective of the form of such information (whether oral, written, electronic, or in any other form or medium), together with analyses, compilations, studies, summaries, extracts or other documents or records prepared by you or your Representatives which contain or otherwise reflect or are generated from such information, in whole or in part, in each case whether or not marked or designated as “confidential”, are collectively referred to herein as the “Evaluation Material.”

It is understood that you shall have two (2) business days from the date of disclosure of the name of the Company to inform Raymond James, via email, of whether or not you wish to receive Evaluation Material. In the event that you elect not to receive Evaluation Material, you shall have no further obligations under this agreement, other than a duty to maintain as confidential the name of the Company and the nature of the Business Relationship, in accordance with the terms of this agreement.

You hereby agree as follows:

1.	You and your Representatives shall use the Evaluation Material solely for the purpose of evaluating the Business Relationship, and you shall keep the Evaluation Material confidential and shall not disclose any of the Evaluation Material in any manner whatsoever; provided, however, that you may disclose the Evaluation Material or portions thereof to those of your directors, officers, partners, members, employees, agents, advisors, attorneys, accountants, consultants, and any Affiliates (as defined below) (collectively, the “Representatives”) who need to know such information for the purpose of evaluating the Business Relationship. No potential debt or equity financing source shall be considered a Representative hereunder without the prior written consent of the Company. You shall inform your Representatives of the existence and terms of this agreement. You shall make reasonable efforts to promptly notify the Company of any unauthorized use or disclosure of the Evaluation Material that is made known to you and shall use best efforts to cooperate with the Company to prevent further use or disclosure. At all times, you shall use commercially reasonable measures to protect and shall direct all of your Representatives to protect and retain all Evaluation Material in the strictest confidence. You shall be responsible for any breach of this agreement by your Representatives. If you or any of your Representatives is required (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any of the Evaluation Material, you shall provide the Company with written notice of such requirement as soon as practicable after learning of it, shall furnish only that portion of the Evaluation Material which you are advised by opinion of counsel (including your in-house counsel) is legally required and only in the manner legally required, and shall exercise best efforts to obtain assurance that confidential treatment will be accorded such Evaluation Material. In addition, you acknowledge that the Company may also take steps as it deems necessary to obtain such assurance and agree to, if requested, cooperate with the Company in obtaining such assurance at the Company’s sole expense. For purposes of this agreement, “Affiliate” means, with respect to any Person, any other Person that is directly or indirectly Controlling, Controlled by, or under common Control with such Person, where “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, governmental entity, or other entity, and “Control” and derivative terms mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.

CONFIDENTIAL

2.	If you decide that you do not wish to proceed with a Business Relationship with the Company, you will promptly inform the Company of that decision. The Company retains its entire right, title, and interest in and to the Evaluation Material and no disclosure of the Evaluation Material hereunder will be construed as a license, assignment, or other transfer of any such right, title and interest to you or any other Person. If a Business Relationship between you and the Company is not consummated or if the Company or Raymond James so requests, you shall promptly return to the Company or destroy all copies of the Evaluation Material furnished to you by or on behalf of the Company in your possession or in the possession of your Representatives. All other written Evaluation Material will be destroyed by you and all oral Evaluation Material will be held subject to the terms of this agreement. You agree to confirm in writing, if so requested by the Company, your compliance with the provisions of this paragraph once you have been requested to return and destroy all Evaluation Material. Notwithstanding the return, destruction or retention of the Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder per the terms of this agreement.

3.	The term “Evaluation Material” does not include any information which (i) at the time of disclosure is generally available to and known by the public (other than as a result of a disclosure by you or any of the Representatives that is prohibited by this agreement); (ii) was available to you on a non-confidential basis from a source that, to the best of your knowledge, is not and was not prohibited from disclosing such information to you by a contractual, legal or fiduciary obligation; (iii) is in your or your Representatives’ possession prior to the time of disclosure by the Company (as you can reasonably demonstrate); or (iv) can be demonstrated as having been independently developed by you or your Representatives without access to Evaluation Material.

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4.	Without the prior written consent of the Company, you and your Representatives shall not disclose to any person or entity (a) that any investigations, discussions or negotiations are taking place concerning a possible Business Relationship, (b) that you have requested or received any Evaluation Material or (c) any of the terms, conditions or other facts with respect to the proposed Business Relationship, including the status thereof. The information described in the foregoing sentence shall be included in the term “Evaluation Material.” In addition, without your prior written consent, the Company shall not disclose to any person or entity (a) that you are conducting any investigations, discussions or that negotiations are taking place concerning a possible Business Relationship, or (b) that you have requested or received any Evaluation Material.

5.	You represent that neither you nor, to the best of your knowledge, any of your Representatives has entered into (and, except with the prior written consent of the Company, agree that you and your Representatives will not enter into) directly or indirectly, any agreement, arrangement or understanding with any other person with respect to a possible transaction involving the Company or that would reasonably be likely to restrict the ability of any other person to provide financing (debt, equity or other) for a transaction involving the Company.

6.	Until the consummation of the Business Relationship by you or a third party, you shall not initiate or maintain contact with any officer, director, employee, consultant, agent, customer, vendor, or other business associate of the Company or its subsidiaries, except with the express prior written consent of the Company or in the ordinary course of your business unrelated to the Transaction. For a period of eighteen (18) months from the date hereof, you and your Affiliates shall not, directly or indirectly:

(a) solicit or hire (i) any director, officer or member of management of the Company, or (ii) any employee of the Company or any of its subsidiaries with whom, in the case of this clause (ii), you have had contact during the period of your investigation of the Company or its subsidiaries or whose identity you learned during such period (other than through the inclusion of such individual’s details in any employee census or similar general document shared in due diligence activities); provided, that the foregoing restriction on hiring or solicitations for employment shall not apply to (i) your conducting (or hiring such persons who responds to) generalized searches for employees in the ordinary course of business and consistent with past practice by use of advertisements in the media that are not targeted at such persons or (ii) your hiring or solicitations for employment of any such person who has not been employed by the Company for a six (6)-month period prior to your commencement of employment discussions with such person, or

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(b) induce, influence, or encourage, any client, customer, supplier, or other similar third party of the Company or any of its Affiliates that first became known to you or your Affiliates directly or indirectly pursuant to any Evaluation Material or any discussions or communications relating to the evaluation or negotiation of the Business Relationship (each, a “Customer or Supplier”) to alter, terminate, or breach its contractual or other business relationship with the Company or any of its Affiliates, or solicit business from any Customer or Supplier. Notwithstanding the foregoing, nothing in this paragraph 6(b) restricts you or your Affiliates from soliciting business from or engaging in business with any Customer or Supplier in the normal course of business (including in response to a request for proposals or similar outreach initiated by the Customer or Supplier), so long as you and your Affiliates do not use any Evaluation Material to identify such Customer or Supplier or to communicate or negotiate with such Customer or Supplier.

(c) You agree that the duration, scope, and geographical area of the restrictions contained in this paragraph 6 are reasonable. Upon a determination that any term or provision of this paragraph 6 is invalid, illegal, or unenforceable, the court may modify this paragraph 6 to substitute the maximum duration, scope, or geographical area legally permissible under such circumstances to the greatest extent possible to effect the restrictions originally contemplated by the parties.

7.	You acknowledge and agree that all requests for information, tours and meetings, all questions or discussions relating to the procedures in making a proposal and all communications regarding the Business Relationship will be directed to Raymond James. The Company and Raymond James shall be free to conduct the process for exploring a potential Business Relationship as they in their sole discretion shall determine and to discontinue or change such process (including any previously announced rules or procedure) at any time without notice to you, and none of the Company, Raymond James, or any of their respective officers, directors, employees, agents or affiliates, shall have any liability to you as a result of such process.

8.	You understand and acknowledge that none of the Company, Raymond James or any of their respective affiliates is making any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material, and each of the Company, Raymond James and their respective officers, directors, employees, stockholders, owners, advisors, agents or affiliates expressly disclaims any and all liability to you or any other person that may be based upon or relate to (a) the use of the Evaluation Material by you or any of the Representatives or (b) any errors therein or omissions therefrom. Only those particular representations and warranties, if any, that are made in a detailed, definitive agreement in customary form with respect to the Business Relationship (the “Definitive Agreement”) when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such Definitive Agreement, will have any legal effect. No contract or agreement relating to the Business Relationship shall be deemed to exist, and neither the Company nor its directors, officers, employees or shareholders shall have any legal obligation of any kind whatsoever with respect to the Business Relationship (including by virtue of this agreement), unless and until a Definitive Agreement has been executed and delivered. For purposes of this paragraph, the term “Definitive Agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral acceptance of an offer or bid on your part.

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9.	You agree that, until the eighteen (18) month anniversary of the date of this Agreement, you shall not (a) in any manner acquire, agree to acquire or make any proposal or offer (including any “solicitation” of “proxies” as such terms are defined or used in Regulation 14A of the Securities Exchange Act of 1934, as amended) to acquire, directly or indirectly, any securities of the Company or its Affiliates, or any rights or options to acquire any such securities, (b) except at the specific written request of the Company or its Affiliates, propose to enter into, directly or indirectly, any Business Relationship with the Company or its Affiliates, (c) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the Company or its Affiliates, (d) enter into any contract, arrangement or understanding with any person with respect to the securities of the Company or its Affiliates, including but not limited to any loan, joint venture or option agreement, put or call, guarantee of loans, guarantee of profits or division of losses or profits, (e) disclose any intention, plan or arrangement inconsistent with any of the foregoing, or (f) advise, assist or encourage any other persons in connection with any of the foregoing. You also agree during such period not to (i) request the Company or its Affiliates (or their respective directors, officers, affiliates, employees or agents), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence), or (ii) take any action which might require the Company or its Affiliates to make a public announcement regarding the possibility of a Business Relationship with the Company.

10.	The terms of this agreement shall control over any additional purported confidentiality requirements imposed by any offering memorandum, web-based database, or similar repository of Evaluation Material to which you or any of your Representatives is granted access in connection with the evaluation, negotiation, or consummation of a potential Business Relationship, notwithstanding acceptance of such an offering memorandum or submission of an electronic signature, “clicking” on an “I Agree” icon, or other indication of assent to such additional confidentiality conditions, it being understood and agreed that the confidentiality obligations with respect to the Evaluation Material are exclusively governed by this agreement and may not be enlarged except by a written agreement that is hereafter executed by each of the parties hereto.

11.	You hereby acknowledge that you understand that: (a) the Evaluation Material may contain or constitute material non-public information concerning the Company and its Affiliates; and (b) trading in the Company’s securities while in possession of material nonpublic information or communicating that information to any other Person who trades in such securities could subject you to liability under the U.S. federal and state securities laws, and the rules and regulations promulgated thereunder, including Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder. You agree that you and your Affiliates will not trade in the Company’s securities while in possession of material nonpublic information or at all until you and such Affiliates can do so in compliance with all applicable laws and without breach of this agreement.

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12.	Upon any breach or attempted breach of the provisions of this agreement, money damages would not be a sufficient remedy and the Company shall be entitled to seek equitable relief, including in the form of injunctions and orders for specific performance, in addition to all other remedies available to the Company at law or in equity. You hereby irrevocably and unconditionally consent to submit to the jurisdiction of the state and federal courts located in the State of Delaware for any actions, suits or proceedings arising out of or relating to this agreement, and further agree that service of any process, summons, notice or document by U.S. registered mail to your address set forth above shall be effective service of process for any action, suit or proceeding brought against you in any such court. You hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this agreement in the state and federal courts of the State of Delaware, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

13.	This agreement sets forth the entire agreement among the parties regarding the Evaluation Material and supersedes all prior negotiations, understandings, and agreements with respect thereto. No failure or delay by the Company in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. This agreement can only be modified or waived in writing executed by the Company and you.

14.	If any provision of this agreement, or the application thereof to any Person, place, or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this agreement and such provision as applied to other Persons, places, or circumstances shall remain in full force and effect.

15.	This agreement shall continue for a period of two (2) years from the date hereof.

16.	This agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this agreement delivered by facsimile, email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this agreement.

17.	This agreement is for the benefit of the Company and its respective successors and assigns. The Company reserves the right to assign all of its rights, powers and privileges under this agreement, including without limitation, the right to enforce all of the terms of this agreement, to any of its affiliates. In no event shall you assign any of your rights, privileges, powers or obligations hereunder without the Company’s prior consent, and any attempted assignment without such consent shall be null and void. This agreement and all controversies arising from or relating to performance under this agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to its conflicts of laws principles.

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If you agree with the foregoing, please sign both copies of this agreement and return one to me, which shall thereupon constitute our agreement with respect to the subject matter of this letter.

Very truly yours,

PFSweb, Inc.

By:	/s/ Melanie Klint
Name: Melanie Klint
Title: Vice President, General Counsel & Secretary

CONFIRMED AND AGREED AS
OF THE DATE WRITTEN ABOVE:

GXO Logistics, Inc.

By:	/s/ Baris Oran
Name: Baris Oran
Title: Chief Financial Officer